SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

				Amendment No. 5

                       WARRIOR ENERGY SERVICES CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                               JAMES H. HARRISON
				   SJMB, L.P.
                                C/O SJMB, L.L.C.
                           4299 SAN FELIPE, SUITE 120
                              HOUSTON, TEXAS 77027
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               APRIL 24, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   SJMB, LLC  76-0559974
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS *
|      |   N/A
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)       [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Delaware
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                               0
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                               0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                               0
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                               0
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                                   0
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *            [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                   0%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  CO
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

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 5 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Warrior Energy Services Corporation
(formerly known as Black Warrior Wireline, Corp.), a Delaware corporation ("BWWC") of 100 Rosecrest Lane, Columbus, Mississippi 39701, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 5 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

As of April 24, 2006, SJMB has beneficial ownership of 0 Shares of Common Stock of BWWC.

ITEM 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The purpose of the April 24, 2006 transaction was to exit the investment in BWWC.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On December 27, 2005, BWWC completed a one-for-ten reverse stock split. All share amounts disclosed in previous 13D and 13D/A filings of SJMB should be adjusted to reflect the reverse stock split. The following amounts are on a post-reverse stock split basis.

On April 24, 2006 SJMB converted its $13,700,000 of principal and $11,961,265 of accrued interest into 3,421,502 shares of Common Stock increasing the total number of shares of Common Stock held to 3,923,250. The conversion price per share was $7.50. Pursuant to the October 6, 2005 Recapitalization Agreement, SJMB sold the 3,923,250 shares of Common Stock and its warrants to purchase 3,343,500 shares of Common Stock to BWWC. The aggregate purchase price received by SJMB was $108,280,625.17. SJMB believes it is entitled to approximately $1.8 million of additional purchase price under the terms of the Recapitalization Agreement and SJMB and BWWL have agreed to arbitrate the disputed amount.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 2, 2006


                                         SJMB, L.L.C.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

                                         SJMB, L.P.
                                         By: SJMB, L.L.C.,
                                         General Partner

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President



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